UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

FEG Equity Access Fund LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o FEG Investors, LLC
201 E. Fifth St.
Suite 1600
Cincinnati, OH 45202

Telephone Number (including area code):

(513) 977-4400

Name and address of agent for service of process:

Name: Ryan Wheeler
FEG Equity Access Fund LLC
c/o FEG Investors, LLC
201 E. Fifth Street
Suite 1600
Cincinnati, OH 45202

with a copy to:

Joshua B. Deringer, Esquire
Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X] Yes	No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Cincinnati and state of Ohio, on the 1st day of April, 2012.

FEG Equity Access Fund LLC

By:	/s/ Christopher M. Meyer
Name:	Christopher M. Meyer
Title:	President

Attest:	/s/ Ryan S. Wheeler
Name:	Ryan S. Wheeler
Title:	Secretary